

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.E. 11-9-06

November 16, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/16/2006

Re: International Business Machines Corporation
Incoming letter dated November 9, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated November 9, 2006 concerning the shareholder proposal submitted to IBM by the Laborers' Local Union and District Council Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


06066223

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mark W. Speakes
Fund Administrator
Laborers' Local Union and District
Council Pension Fund
905 16th Street, N.W.
Washington, D.C. 20006-1765

51193



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 9, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2007 Stockholder Proposal of the Laborers' Local Union and District Council Pension Fund on Executive Compensation Disclosure

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a proposal and statement in support thereof, dated October 5, 2006, and attached as **Exhibit A** hereto (the "Proposal") from the Laborers' Local Union and District Council Pension Fund (the "Proponent").

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2007 (the "2007 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT INFORMATION REQUIRED UNDER SUCH RULES REGARDING ITS ELIGIBILITY TO SUBMIT A PROPOSAL DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH ALL SUCH REQUIRED INFORMATION.

A. IBM's RECEIPT OF THE PROPOSAL ON OCTOBER 5, 2006

The Proponent faxed the Proposal to IBM on **October 5, 2006**. Following receipt of the 5 page submission, consisting of a cover letter and the Proposal on October 5, the Company examined the submission, checked our stock records, and confirmed that the Proponent was not an IBM stockholder of record. In this light, the Proponent specifically stated in its October 5 letter that it was the *beneficial owner* of "approximately 8,215 shares of the Company's common stock" and that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." No corroborative proof of the Proponent's beneficial ownership from the record holder accompanied the Proponent's October 5 submission.

B. COMPANY'S OCTOBER 5, 2006 REQUEST FOR PROPER PROOF OF BENEFICIAL OWNERSHIP

Since the Company had not received any independent proof of the Proponent's stock ownership from the record holder, the Company promptly replied to the Proponent on October 5. By fax letter sent to both Mr. Speakes, the Fund Administrator, as well as to Ms. Jennifer O'Dell, the Assistant Director of the LIUNA Corporate Affairs Department, the undersigned acknowledged receipt of the Proposal, and detailed exactly what we needed for the Proponent to secure and deliver from the record holder that would constitute proper proof of the Proponent's beneficial ownership of IBM stock under Rule 14a-8. **(Exhibit B)**.

The fax confirmations for our letter show that both copies of IBM's request letter were received by the Proponent on **October 5, 2006**.
(Exhibit C - Confirmation of Fax Request to Mr. Speakes)
(Exhibit D - Confirmation of Fax Request to Ms. O'Dell).

In our October 5 request letter, we specifically asked for proper proof of beneficial ownership of IBM stock in accordance with the SEC's regulations.

Specifically, we wrote, in the second paragraph:

> *Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal.* The stockholder must also continue to hold those securities through the date of the meeting and must so indicate to us. **(See Exhibit B)**

We also acknowledged in our letter the Proponent's statement that it owned "approximately 8,215 shares" of IBM, but we noted that we needed proper proof of such ownership. We wrote:

> You state in your letter that the Laborers' Local Union and District Council Pension Fund (the "Fund") is the beneficial owner of approximately 8,215 shares of IBM. I will need to receive proof of beneficial ownership in a manner consistent with SEC regulations. **(See Exhibit B)**

We then described precisely what the Proponent should do to comply with the SEC's regulations. We wrote:

> As a beneficial owner of stock, eligibility to file a proposal can be proven to the Company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that ***at the time the proposal was submitted*** the beneficial

holder continuously held the requisite securities for at least one year. **(See Exhibit B)**

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the fifth paragraph:

> Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your interest in IBM and this matter. **(Exhibit B)**

C. IBM's SUBSEQUENT RECEIPT OF THE DEFECTIVE BROKER'S LETTER

Five days after the Proponent received our request for proper proof of beneficial ownership, on **October 10, 2006**, Wachovia Bank, N.A., the Proponent's broker, sent IBM a 2 page fax, including a cover sheet and a letter dated **October 2, 2006**. **(Exhibit E)**. The October 2 letter from Wachovia will sometimes be referred to for convenience as the "Broker's letter." The Broker's letter, faxed to IBM on October 10, constituted the only independent proof of Proponent's beneficial ownership the Company has ever received.[1]

Although the Broker's letter was timely sent to IBM (i.e. within the 14 day period set forth in Rule 14a-8(f)(1)), the Broker's letter was -- and remains -- fatally defective. The Broker's letter was dated on October **2**, 2006, presumably containing information accurate as of such date. But since such date was three (3) days *before* the Proponent submitted the Proposal to IBM, the Broker's Letter did not -- *and indeed could not* -- provide information properly responsive to the Company's request that the Proponent provide independent corroborative evidence sufficient to prove that the Proponent had, and maintained continuous beneficial ownership of the requisite amount of IBM stock for the relevant one year period ending as of the date the Proposal was submitted to IBM. As a result, the Proponent is ineligible to have IBM further consider its Proposal for inclusion in our 2007 proxy statement under the applicable SEC rules outlined to the Proponent in our October 5, 2006 letter.

D. ANALYSIS

The proof offered in the Broker's letter was not responsive to the Company's request. The Company had earlier pointed out to the Proponent that we needed proof in the form of:

> "a written statement from the record holder of the securities (usually a broker or bank) ***verifying that at the time the proposal was submitted*** the beneficial holder(s) continuously held the requisite securities for at least one year." **(Exhibit B)**

[1] The hard-copy original of this same October 2, 2006 faxed Broker's letter was later delivered to IBM by mail (**See Exhibit F**).

The Proposal was submitted to IBM on October ***5***, 2006, but the Broker's Letter later furnished to us was dated October ***2***, *2006, three (3) days earlier than* the date the Proposal was submitted. The Broker's Letter, containing information as of 3 days *before* the Proposal was submitted, could *not* properly address or otherwise satisfy the Commission's regulations, as IBM had specifically requested. Because the Broker's Letter was old, it could not verify anything at all about the Proponent's stock ownership **at the time the proposal was submitted.**

Indeed, there is absolutely nothing in the Broker's Letter that addresses what the Company had requested of the Proponent in our letter. We needed to receive proper proof that the Proponent continuously held at least $2,000 of IBM stock **for at least one year at the time the Proposal was submitted,** and no other independent evidence of the Proponent's continuous beneficial ownership of IBM stock was ever furnished.

Since the Proposal was submitted on October ***5***, 2006, and since we promptly delivered our request that same day detailing what would constitute proper proof of beneficial ownership, we fulfilled our responsibility to the Proponent. Thereafter, the Broker should, in response, have furnished proper corroborative proof both that:

(i) the Proponent held the requisite amount of IBM securities on the date the Proposal was submitted (October 5, 2006) , ***and***

(ii) the Proponent continuously held the requisite amount of IBM securities from at least October ***5***, 200*5* forward.

We never received any such information. The SEC's rules are crisp, and have been carefully designed with a clear purpose -- to ensure that proper proof of beneficial ownership is timely furnished to a registrant following a proper request for such information so that registrants do not have to speculate[2] as to a beneficial owner's eligibility to file a stockholder proposal under Rule 14a-8. We have never received any documentation responsive to our request that could properly substantiate that the Proponent held the requisite IBM securities on October 5, 2006 and that such securities were continuously held for at least one year on such date. Finally, the fact that the Broker's letter wasn't faxed to IBM until October 10 is utterly irrelevant, as the substantive information contained within such October 2 letter was not -- and could never be found to be -- properly responsive to the Company's request to the Proponent for proper proof of beneficial ownership ***as of the date the Proposal was submitted*** under Rules 14a-8(b) and (f).

---

[2] For example, in the instant case, the October 2 Broker's letter states that the Proponent held **28,710 IBM shares,** along with an intention of holding "said stock" through the date of IBM's annual meeting. Yet, three days later, on October 5, when the Proponent submitted the Proposal, it claimed it only held **"approximately 8,215 shares."** Aside from the fact that there is a great difference between the number of shares the Proponent actually owned on these two dates, without any corroborative evidence from the Broker as to precisely how many IBM shares the Proponent held *on the date the Proposal was submitted,* as well as how long those shares had been held *as of such date,* the Proponent is ineligible to have its stockholder proposal included in the Company's proxy materials. See generally The St. Joe Company (March 14, 2006)(an undated letter from Schwab confirming continuous beneficial ownership of 64 shares since October 24, 2004 was not sufficient proof of beneficial ownership for a proposal that was submitted to the company on December 13, 2005).

In Staff Legal Bulletin 14 (July 13, 2001), the Division of Corporation Finance made it crystal clear that Broker's letters like the instant one from Wachovia simply do not pass muster. Paragraph C.(3) of the Staff Legal Bulletin sets forth the following Q & A to bring this point home:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> **No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.**

As in the Q&A above, the defective Broker's letter here was stale, and was the **only** independent proof ever submitted in response to our October 5 letter seeking proper corroboration for the Proponent's claim of eligibility to file the Proposal. Because the fourteen day time frame for furnishing the proper information to IBM in response to our request has long expired, the Proposal should properly be excluded under Rules 14a-8(b)(1), (b)(2) and (f).

The Proponent is an experienced stockholder proponent, having filed proposals with IBM and other companies in past years. In fact, IBM included in our 2005 proxy statement another proposal from the instant Proponent, without raising any challenge with the SEC, since the Proponent had timely and properly proved its beneficial ownership to IBM in connection with such 2005 proposal. This year, however, the proof submitted is defective, and as such, we are now seeking to properly exclude it.

Finally, there is nothing in the Proponent's ***own*** correspondence to IBM which can properly serve to cure the defective Broker's letter, since statements from a beneficial owner about its own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for ***<u>independent</u>*** corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (December 19, 2004)(defective broker's letter not subject to post-facto cure when company had timely sent out proper request for proof of beneficial ownership which was not timely satisfied); International Business Machines Corporation (January 7, 2004)(to same effect); International Business Machines Corporation (January 22, 2003; reconsideration denied February 26, 2003)(original broker's letter was stale and could not serve to prove beneficial ownership as of the date the proposal was submitted; after the fact attempt to cure deemed ineffective); International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001); International Business Machines Corporation (January 8, 2002)(broker's letter naming ownership in another company was fatally defective to the stockholder's claim of continuous beneficial ownership of IBM stock); Oracle Corporation (June 22, 2001)(*proposal excluded based upon defective broker's letter which did not*

show that stockholder owned shares on the date the proposal was submitted); Baxter International Inc. (February 22, 2006)(when proposal submitted on November 4, 2005, broker's letter stating that it held 100 shares in the proponent's account from November 18, 2004 through November 30, 2005 was insufficient to prove continuous beneficial ownership); The St. Joe Company (March 14, 2006)(an undated broker's letter stating that the Proponent continuously owned 64 shares of the Company's common stock from October 24, 2004 to the date of the broker's letter -- the date of which could not be pinpointed -- was insufficient to establish proper proof of beneficial ownership); AT&T Corp. (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

The staff has regularly granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 7, 2004)(defective broker letter); International Business Machines Corporation (January 22, 2003, reconsideration denied February 26, 2003)(broker letter insufficient); International Business Machines Corporation (January 8, 2002)(broker letter insufficient) Oracle Corporation (June 22, 2001)(broker letter insufficient); Bank of America (February 12, 2001)(broker letter insufficient); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); see generally XM Satellite Radio Holdings Inc. (March 28, 2006)(submission of 1099's, an E-trade statement and computer printouts insufficient proof); General Motors Corporation (March 24, 2006)(Ameritrade portfolio report insufficient); American International Group, Inc. (March 15, 2006)(monthly ownership statements from the Proponent's broker not equivalent to a Broker's statement needed to prove continuous beneficial ownership).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership is on the stockholder, and here, the Proponent simply failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent subsequently failed to provide the information called out by the Company which would prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period.

Because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove its claim of continuous beneficial ownership of IBM stock, IBM now

respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2007 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this submission, advising it of our intent to exclude the Proposal from the proxy materials for the 2007 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148.

Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Laborers' Local Union and District Council Pension Fund
905 16th Street, NW
Washington, DC 20006-1765
Attention: Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

LIUNA LOCAL UNION & DISTRICT COUNCIL PENSION FUND



fax transmittal

Date: October 5, 2006

To: ATTN: Mr. Daniel O'Donnell, VP Secretary & Assistant General Counsel

Fax #: 914/499-6519

From: MARK W. SPEAKES

Pages: 5 including cover sheet

COMMENTS:

If you do not receive all pages, please contact Pat Prestwood at 202/737-1664.

905 16th Street, N.W., Washington, D.C. 20006-1765 • (800) 544-3840 or (202) 737-1664 • Fax: (202) 347-0721


LIUNA

LIUNA LOCAL UNION & DISTRICT COUNCIL PENSION FUND



Sent via Fax (914) 499-6519

October 5, 2006

Mr. Daniel E. O'Donnell
VP, Secretary and Assistant General Counsel
International Business Machines Corporations
New Orchard Road
Armonk, NY 10504

Dear Mr. O'Donnell,

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the International Business Machines Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 8,215 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

905 16th Street, N.W., Washington, D.C. 20006-1765 • (800) 544-3840 or (202) 737-1664 • Fax: (202) 347-0721



LIUNA

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Corporate Affairs Department at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



MARK W. SPEAKES
Fund Administrator

MWS:pp

cc: Jennifer O'Dell, LIUNA Corporate Affairs

Enclosure

Resolved: That the shareholders of International Business Machines Corporation ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among

earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\Suser2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

October 5, 2006

VIA FAX
202-347-0721

Mr. Mark W. Speakes
Fund Administrator
LIUNA Local Union & District Council Pension Fund
905 16th Street, NW
Washington, DC 20006-1765

Dear Mr. Speakes:

Please let me acknowledge receipt of your fax correspondence dated October 5, 2006 to Daniel E. O'Donnell, IBM Vice President and Secretary, including a stockholder proposal on Executive Compensation. In connection with the proposal, the information which was submitted by you and which is now requested by IBM, is summarized below for your use and convenience.

Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal. The stockholder must also continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that the Laborers' Local Union and District Council Pension Fund (the "Fund") is the beneficial owner of approximately 8,215 shares of IBM. I will need to receive proof of beneficial ownership in a manner consistent with SEC regulations. As a beneficial owner of stock, eligibility to file a proposal can be proven to the Company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder continuously held the requisite securities for at least one year.

The second way to prove ownership applies only if the stockholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the stockholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) Its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

We acknowledge your written statement, on behalf of the Fund, that the Fund intends to continue to hold the minimum amount of IBM securities through the date of the next annual meeting of shareholders.

Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: Ms. Jennifer O'Dell

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

** TX STATUS REPORT ** AS OF OCT 05 2006 11:45 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
26	10/05	11:45	202 347 0721	EC--S	00'30"	001	203	OK



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

October 5, 2006

VIA FAX
202-347-0721

Mr. Mark W. Speakes
Fund Administrator
LIUNA Local Union & District Council Pension Fund
905 16th Street, NW
Washington, DC 20006-1765

Dear Mr. Speakes:

Please let me acknowledge receipt of your fax correspondence dated October 5, 2006 to Daniel E. O'Donnell, IBM Vice President and Secretary, including a stockholder proposal on Executive Compensation. In connection with the proposal, the information which was submitted by you and which is now requested by IBM, is summarized below for your use and convenience.

Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal. The stockholder must also continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that the Laborers' Local Union and District Council Pension Fund (the "Fund") is the beneficial owner of approximately 8,215 shares of IBM. I will need to receive proof of beneficial ownership in a manner consistent with SEC regulations. As a beneficial owner of stock, eligibility to file a proposal can be proven to the Company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder continuously held the requisite securities for at least one year.

The second way to prove ownership applies only if the stockholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the stockholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) Its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

We acknowledge your written statement, on behalf of the Fund, that the Fund intends to continue to hold the minimum amount of IBM securities through the date of the next annual meeting of shareholders.

Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: Ms. Jennifer O'Dell

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

** TX STATUS REPORT ** AS OF OCT 05 2006 15:13 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
29	10/05	15:12	202 737 2026	EC--S	00'31"	001	206	OK



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

October 5, 2006

VIA FAX
202-347-0721

Mr. Mark W. Speakes
Fund Administrator
LIUNA Local Union & District Council Pension Fund
905 16th Street, NW
Washington, DC 20006-1765

Dear Mr. Speakes:

Please let me acknowledge receipt of your fax correspondance dated October 5, 2006 to Daniel E. O'Donnell, IBM Vice President and Secretary, including a stockholder proposal on Executive Compensation. In connection with the proposal, the information which was submitted by you and which is now requested by IBM, is summarized below for your use and convenience.

Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal. The stockholder must also continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that the Laborers' Local Union and District Council Pension Fund (the "Fund") is the beneficial owner of approximately 8,215 shares of IBM. I will need to receive proof of beneficial ownership in a manner consistent with SEC regulations. As a beneficial owner of stock, eligibility to file a proposal can be proven to the Company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder continuously held the requisite securities for at least one year.

The second way to prove ownership applies only if the stockholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the stockholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

We acknowledge your written statement, on behalf of the Fund, that the Fund intends to continue to hold the minimum amount of IBM securities through the date of the next annual meeting of shareholders.

Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

✓ cc: Ms. Jennifer O'Dell 202-737-2026

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Ryan Lewis
Wachovia Bank, N.A.
Wachovia Retirement Services
1753 Pinnacle Drive, VA1981
4th Floor, South Tower
McLean VA 22102

Tel 703 760.6294
Fax 703 760.6431

WACHOVIA



Fax

Date	10/10
To	Daniel O'Donnell
Company	
Fax	914.499.6519
Pages	(including cover page)
From	WRS - Tysons
Regarding	Liana shares

Wachovia Bank, N.A.
Wachovia Retirement Services
VA1981
1753 Pinnacle Drive
4th Floor, South Tower
McLean, VA 22102

Tel 703 760-6294
Fax 703 760-6431
800 824-6619



WACHOVIA

Sent via Fax 914-499-6519

October 2, 2006

Mr. Daniel E. O'Donnell
VP, Secretary, and Assistant General Counsel
International Business Machines Corporations
New Orchard Road
Armonk, NY 10504

Re: Shareholder Proposal

Dear Mr.O'Donnell,

The LIUNA Local Union and District Council Pension Fund (the "Pension Fund") holds the 28,710 shares of International Business Machines common stock beneficially for the Pension Fund, the proponent of a shareholder proposal submitted to IBM and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Brian Kie

cc: Mark W. Speakes, Fund Administrator
LIUNA Local Union and District Council Pension Fund

Jennifer O'Dell, LIUNA Corporate Affairs Dept.

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Wachovia Bank, N.A.
Wachovia Retirement Services
VA1981
1753 Pinnacle Drive
4th Floor, South Tower
McLean, VA 22102

Tel 703 760-6294
Fax 703 760-6431
800 824-6619

10-16-06 A10:36 IN



WACHOVIA

Sent via Fax 914-499-6519

October 2, 2006

Mr. Daniel E. O'Donnell
VP, Secretary, and Assistant General Counsel
International Business Machines Corporations
New Orchard Road
Armonk, NY 10504

Re: Shareholder Proposal

Dear Mr.O'Donnell,

The LIUNA Local Union and District Council Pension Fund (the "Pension Fund") holds the 28,710 shares of International Business Machines common stock beneficially for the Pension Fund, the proponent of a shareholder proposal submitted to IBM and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Brian Kie

cc: Mark W. Speakes, Fund Administrator
LIUNA Local Union and District Council Pension Fund

Jennifer O'Dell, LIUNA Corporate Affairs Dept.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 9, 2006

The proposal relates to compensation.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel